UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of September 2014
Commission File Number: 001-32199

Ship Finance International Limited
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(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release of Ship Finance International Limited (the "Company"), dated May 23, 2014, announcing firstly that the Company has agreed to acquire two 82,000 dwt Kamsarmax dry-bulk carriers built in 2012, in combination with long-term time-charters to a state-owned Chinese charterer. Secondly, announcing long-term time-charters for four 8,700 teu newbuilding container vessels, currently under construction in Korea.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHIP FINANCE INTERNATIONAL LIMITED

Date: September 15, 2014	By:	/s/ Ole B. Hjertaker
	Name:	Ole B. Hjertaker
	Title:	Ship Finance Management AS
(Principal Executive Officer)

EXHIBIT 1

SFL - Acquisition of two 82,000 dwt dry-bulk carriers and long-term charters for 8,700 teu container vessels

Press release from Ship Finance International Limited, May 23, 2014.

Ship Finance International Limited (NYSE: SFL) ("Ship Finance" or the "Company") today announced the agreement to acquire two 82,000 dwt Kamsarmax dry-bulk carriers built in 2012, in combination with long-term time-charters to a state-owned Chinese charterer.

The vessels are expected to be delivered to SFL within the next two months, and the aggregate annual EBITDA contribution from the vessels is estimated to approximately $7 million on average during the 8-year charter period.

The Company is also pleased to announce long-term time-charters for four 8,700 teu newbuilding container vessels, currently under construction in Korea. The charterer will be a large, European-based container line, and the charter period will be seven years from delivery of each vessel. The estimated annual EBITDA contribution from the vessels is approximately $46 million in aggregate.

Ole B. Hjertaker, CEO of Ship Finance Management AS, said in a comment: "We are pleased to announce acquisitions and long-term charters to top quality counterparties that will continue to build our long-term distribution capacity. The container vessels under construction are currently ahead of schedule, and the charter-rate is reflective of the very high specifications including the latest in eco-design features."

The Board of Directors
Ship Finance International Limited
Hamilton, Bermuda

Questions could be directed to:

Ole B. Hjertaker, Chief Executive Officer, Ship Finance Management AS
+47 23114011

Magnus T. Valeberg, Senior Vice President, Ship Finance Management AS
+47 23114012

About Ship Finance

Ship Finance is a major ship owning company listed on the New York Stock Exchange (NYSE: SFL). Including newbuildings, the Company has a fleet of 73 vessels, including 22 crude oil tankers (VLCC and Suezmax), two chemical tankers, 14 drybulk carriers (including two acquisitions), 24 container vessels (including four newbuildings), two car carriers, six offshore supply vessels, two jack-up drilling rigs, two ultra-deepwater semi-submersible drilling rigs and one ultra-deepwater drillship. The fleet is one of the largest in the world and most of the vessels are employed on long-term charters.

More information can be found on the Company's website: www.shipfinance.org

Cautionary Statement Regarding Forward Looking Statements

This press release may contain forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Ship Finance management's examination of historical operating trends. Although Ship Finance believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Ship Finance cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this presentation include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in the Company's operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.